April 17, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Jackson Market Link Pro II) File No. 333-268090

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on May 1, 2023 at 9:00 a.m. ET.

Yours truly,

Jackson National Life Insurance Company	Jackson National Life Distributors LLC
By: /s/ Scott Golde	By: /s/ Scott Golde
Scott Golde	Scott Golde
Senior Vice President,	General Counsel
Chief Ethics and Compliance Officer

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).